GREEN BANCORP, INC.

4000 Greenbriar

Houston, Texas 77098

April 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti

Re:	Green Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-217059
Filed March 31, 2017

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Green Bancorp, Inc. (the “Registrant”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 2:00 p.m. EST on Thursday, April 13, 2017, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Michael J. Zeidel, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (212) 735-3259, and that such effectiveness also be confirmed in writing.

Very truly yours,

GREEN BANCORP, INC.

By:	/s/ Terry S. Earley
	Name:	Terry S. Earley
	Title:	Chief Financial Officer

cc:           Skadden, Arps, Slate, Meagher & Flom LLP